FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 20, 2018, announcing that Hispasat Selected Gilat for a Multi-Million Dollar Project to Deliver Broadband Services in Mexico.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 20, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Hispasat Selects Gilat for a Multi-Million Dollar Project to
Deliver Broadband Services in Mexico

Hispasat to deploy Gilat’s multi-service platform to provide commercial broadband services throughout Mexico using Amazonas-5 Ka HTS capacity

Petah Tikva, Israel, February 20, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that Hispasat selected Gilat’s innovative platform for a multi-million dollar project to provide broadband commercial services in Mexico using Hispasat’s Ka HTS capacity of the Amazonas-5 Satellite. A potential of tens of thousands of Gilat’s VSATs are estimated to be deployed over the next few years, as Internet Service Providers (ISPs) ramp up their service.

Gilat’s SkyEdge II-c, multi-service platform, optimally utilizes the high throughput satellite resources delivering cost efficient bandwidth while providing excellent user experience. The platform was selected to commercialize the full capacity of Hispasat’s Amazonas-5 Ka beams over Mexico, enabling Hispasat and its customers to offer a variety of services such as broadband Internet services, WiFi connectivity in semi-urban and rural locations, and mobility applications to government and private sector clients.

“Gilat and Hispasat are cooperating in multiple projects around the globe, and we are now pleased to deploy Gilat’s SkyEdge II-c platform to maximize the benefits of our recently launched multi-beam Ka satellite, Amazonas-5,” said Ignacio Sanchis, Chief Commercial Officer at Hispasat. “Gilat’s multi-service cost effective platform is ideal for business development for Hispasat and its’ clients in Mexico, enabling quick service expansion to a variety of vertical markets.”

“We are honored to join forces and grow our business with our longstanding partner, Hispasat, to develop the Mexican broadband market, and see this deal in Mexico, as a significant step in delivering on our promise for regional recovery,” said Ron Levin, VP Global Accounts at Gilat. “We are excited about this collaboration and opportunity, and are pleased to deliver our SkyEdge II-c multi-service platform to bring quality, plentiful and affordable broadband to unserved and underserved regions throughout Mexico.”

About Hispasat
 HISPASAT is comprised of companies that have a presence in Spain as well as in Latin America, where its Brazilian affiliate HISPAMAR is based. HISPASAT is a world leader in the distribution and broadcasting of Spanish and Portuguese content, and its satellite fleet is used by important direct-to-home television (DTH) and high-definition television (HDTV) digital platforms. HISPASAT also provides satellite broadband services and other added value solutions to governments, corporations and telecommunication operators in America, Europe and North Africa. HISPASAT is one of the world's largest companies in its sector in terms of revenue, and the main communications bridge between Europe and the Americas.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net